                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from ______ to ______

                         Commission file number: 0-8401
                                                 ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     CACI $MART PLAN
--------------------------------------------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201
--------------------------------------------------------------------------------

CACI $MART Plan

    Audited Financial Statements and Supplemental Schedule

    Year Ended December 31, 2002 with Report of Independent Auditors

                                 CACI $MART Plan

             Audited Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                    Contents

Reports of Independent Auditors                                           1
Statements of Net Assets Available for Benefits                           3
Statement of Changes in Net Assets Available for Benefits                 4
Notes to Financial Statements                                             5
Supplemental Schedule                                                    12
Schedule H, Line 4i, Schedule of Assets (Held At End of Year)            13
SIGNATURES                                                               14
Exhibit 99. Certifications                                               17

                         Reports of Independent Auditors

Plan Sponsor
CACI $MART Plan

We have audited the accompanying statement of net assets available for benefits of the CACI $MART Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean,Virginia
June 25, 2003

To the Plan Sponsor and Participants of
CACI $MART Plan
Arlington, Virginia

We have audited the accompanying statement of net assets available for benefits of the CACI $MART Plan as of December 31, 2001. This financial statement is the responsibility of the Plan Sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the CACI $MART Plan as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

McLean, Virginia
June 27, 2002

                                 CACI $MART Plan

                 Statements of Net Assets Available for Benefits

                                                   December 31
                                            2002                 2001
                                    ------------------------------------------

Assets
Investments                          $147,084,805           $135,014,078
Receivables:
   Employer contributions               1,644,158                919,467
   Participant contributions              909,439                791,974
                                    ------------------------------------------
Total receivables                       2,553,597              1,711,441
                                    ------------------------------------------
Net assets available for benefits    $149,638,402           $136,725,519
                                    ==========================================

See accompanying notes.

                                 CACI $MART Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002

Additions:
   Investment income:
    Interest and dividends                                         $  3,268,148

   Contributions:

    Employer                                                          6,977,655
    Participant                                                      18,812,935
    Rollover                                                          1,717,829
                                                                   ------------
Total contributions                                                  27,508,419
Net assets transferred from other plans                              11,465,741
                                                                   ------------
Total additions                                                      42,242,308
                                                                   ------------

Deductions:
   Net depreciation in fair value of investments                     19,982,339
   Benefits paid to participants                                      9,329,725
   Administrative expenses                                               17,361
                                                                   ------------
Total deductions                                                     29,329,425
                                                                   ------------

Increase in net assets                                               12,912,883
                                                                   ------------
Net assets available for benefits:
   Beginning of year                                                136,725,519
                                                                   ------------
   End of year                                                     $149,638,402
                                                                   ============

See accompanying notes.

                                 CACI $MART Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored by CACI International Inc (the Plan Sponsor), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has a profit-sharing and a 401(k) feature. Profit sharing contributions are made at the discretion of the Plan Sponsor's Board of Directors. All contributions to the Plan are maintained in a trust fund consisting of separate amounts identifiable by individual participant.

In November 2001, the Plan Sponsor acquired Digital Systems International Corporation (DSIC). On February 1, 2002, the DSIC 401(k) plan was merged into the CACI $MART Plan resulting in a transfer of assets of approximately $12.6 million.

During 2002, certain Company individuals transferred approximately $1.1 million of assets out of the Plan as a result of separation from the Company.

Eligibility

All U.S.-based employees of the Plan Sponsor, regardless of age, are eligible to participate as of their date of hire.

Contributions

Participants may elect to defer a percentage of their compensation to contribute to their account in the Plan trust. As of December 31, 2002 and 2001, participants were permitted to defer up to 25% and 15%, respectively, of their compensation but not more than the maximum, which is indexed annually by IRS regulations.

The Plan Sponsor may match 50% of the first 6% of compensation deferred per quarter per eligible participant. In addition, an amount equal to 2% of compensation is contributed each year on behalf of each eligible participant in the TEAS group. Prior to July 1, 2001, participants assigned in the TEAS group were eligible to receive a match from the Plan Sponsor of 100% of the first 3% of compensation deferred plus 50% of the next 4% of compensation deferred, as defined in the Plan Document.

                                CACI $MART Plan

Contributions (continued)

Generally, to be eligible for matching by the Plan Sponsor, a participant must be employed on the last day of each quarter. Contributions to the profit-sharing feature of the Plan for eligible employees are made by the Plan Sponsor only at the discretion of the Plan Sponsor's Board of Directors.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Other than participants in the TEAS group, vesting in the Company's matching and profit sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service. All contributions to the Plan on behalf of participants in the TEAS group are 100% vested at all times.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Sponsor's matching contribution, and allocations of (1) sponsor discretionary contributions and (2) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

Participants direct the investment of their contributions and plan sponsor contributions into various investment options offered by the Plan. Participants may change their investment options daily.

                                CACI $MART Plan

Plan Administration

The Plan is administered by the Plan Sponsor. Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. Expenses of administering the Plan may be paid by the Plan or the Plan Sponsor, as provided by the Plan Document. During 2002, the Plan paid administrative expenses of $17,361. Plan participants taking loans paid new loan setup fees, and all other administrative expenses were paid by the Plan Sponsor.

Participant Loans

The Plan allows participants to borrow against their account balance. The minimum loan amount is $1,000. Loans are primarily paid through automatic payroll deductions. The maximum loan amount is the lesser of (i) 50% of the vested balance of the participant's Plan account or (ii) $50,000, reduced by the highest outstanding loan within the previous 12 months. Only one loan is permitted at a time. Loan terms may be up to five years unless the loan purpose is for purchasing a primary residence, in which case the term of the loan may be for up to fifteen years. Interest is charged over the term of the loan. The interest rate is Prime plus 1% and is based on the Wall Street Journal rates on the last business day of the month prior to the initiation of the loan. The loans are secured by the balance in the participant's account.

Retirement and Disability Benefits or Termination of Employment

Upon a participant's retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. The alternative forms are a single life annuity, installment, or lump-sum cash distribution. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after the end of the Plan year in which they terminate. Outstanding loans that are applied against these distributions are recorded as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon the death of a participant, their designated beneficiary will receive a benefit distribution over the same period as that in which the participant would have received it.

                                CACI $MART Plan

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in the mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. Listed securities are valued at fair market value based on the closing price on a national securities exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on the trade date. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeitures

Forfeitures of nonvested Company matching and profit sharing contributions are used to offset respective Company contributions for the Plan Year in which such forfeitures occur. Company matching contributions were reduced by $490,753 during the year ended December 31, 2002.

                                CACI $MART Plan

Risk and Uncertainties

The Plan provides for a number of investment options in a combination of stock and mutual funds whose investment objectives vary and whose underlying investment securities range from fixed income to equity. These investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. Investments

Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, are separately identified below:

                                                2002               2001
                                       ---------------------------------------

CACI International Inc                 $     21,779,731   $     20,907,157
T. Rowe Price Stable Value Fund              29,151,104         24,567,373
Franklin Small-Mid Cap Growth                    *               9,279,866
Pimco Total Return Admin.                    13,372,986          8,848,455
Personal Strategy--Balanced                  12,380,103          8,962,518
International Stock Fund                     11,450,220         14,131,244
Equity Index 500 Fund                         7,642,311          7,404,963
Small-Cap Stock Fund                          8,971,560          9,568,879
Blue Chip Growth Fund                        12,086,437         13,102,130

* Represents less than 5% of the Plan's assets

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $19,982,339 as follows:

Mutual funds                                                 $ (18,147,306)
Common stock                                                    (1,835,033)
                                                           --------------------
                                                             $ (19,982,339)
                                                           ====================

                                CACI $MART Plan

4. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants will become 100% vested and the Trustee shall either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 14, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The previous determination letter was dated May 22, 1998. Subsequent to the most recent determination letter, the Plan was amended. The Plan Sponsor and its qualified tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest

Prior to February 1, 2001, administration and record-keeping services were provided by Franklin Templeton Defined Contribution Services, formerly known as Franklin ValuSelect (a wholly owned subsidiary of Franklin Resources, Inc.). Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. As a result, administration and record-keeping services were provided by T. Rowe Price Retirement Plan Services, Inc., for the period February 1, 2001 through December 31, 2001.

Plan Assets were invested in certain mutual funds, which, for the period January 1, 2001 through January 31, 2001, were managed and provided with various services by subsidiaries of Franklin Resources, Inc., including trust services provided by Franklin Templeton Trust Company. For the period February 1, 2001 through December 31, 2002, the mutual funds were managed and provided with various services of T. Rowe Retirement Plan Services, Inc. Also, Franklin Resources, Inc., and T. Rowe Price Retirement Plan Services, Inc. earned management fees and other fees from the funds in which participants invested throughout the respective periods. These are considered party-in interest transactions for which a statutory exemption exists.

                                CACI $MART Plan

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                             December 31
                                                                        2002             2001
                                                                   -------------------------------
Net assets available for benefits per the financial statements      $149,638,402     $136,725,519
Amounts allocated to withdrawing participants*                           (11,613)          (8,784)
                                                                   -------------------------------
Net assets available for benefits per the Form 5500                 $149,626,789     $136,716,735
                                                                   ===============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements          $9,329,725
Add:     Amounts allocated to withdrawing participants at
         December 31, 2002*                                             11,613

Less:    Amounts allocated to withdrawing participants at
         December 31, 2001                                              (8,784)
                                                                   -----------
Benefits paid per the Form 5500                                     $9,332,554
                                                                   ===========


* Amounts are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

                              Supplemental Schedule

                                 CACI $MART Plan

                     Schedule H, Line 4i, Schedule of Assets
                              (Held At End of Year)
                         EIN #541345888--Plan Number 001

                                December 31, 2002

                                           Description of Investment Including
        Identity of Issuer, Borrower,        Maturity Date, Rate of Interest,                   Current
          Lessor or Similar Party           Collateral, Par or Maturity Value     Cost **        Value
----------------------------------------------------------------------------------------------------------

   *    CACI International Inc             Common Stock                                      $ 21,779,731
   *    T. Rowe Price Stable Value Fund    Collective Investment Trust                         29,151,104
        Tradelink Investments              Participant-Directed
                                             Brokerage Account                                    531,245
        Franklin Small-Mid Cap Growth      Open-End Mutual Funds                                7,291,685
        Janus Fund                         Open-End Mutual Funds                                1,861,332
        Strong Opportunity                 Open-End Mutual Funds                                1,824,622
        Pimco Total Return Admin.          Open-End Mutual Funds                               13,372,986
        Financial Services Fund            Open-End Mutual Funds                                1,499,479
   *    Personal Strategy--Income          Open-End Mutual Funds                                4,978,149
   *    Personal Strategy--Balanced        Open-End Mutual Funds                               12,380,103
   *    Personal Strategy--Growth          Open-End Mutual Funds                                1,798,029
   *    Health Sciences Fund               Open-End Mutual Funds                                1,813,412
   *    Media & Telecommunications         Open-End Mutual Funds                                  455,594
   *    Nvest Growth and Income            Open-End Mutual Funds                                4,039,202
   *    International Stock Fund           Open-End Mutual Funds                               11,450,220
   *    Equity Index 500 Fund              Open-End Mutual Funds                                7,642,311
   *    Science and Technology Fund        Open-End Mutual Funds                                  776,723
   *    Small-Cap Stock Fund               Open-End Mutual Funds                                8,971,560
   *    Blue Chip Growth Fund              Open-End Mutual Funds                               12,086,437
   *    Participant loans                  Participant loans (maturing 2003
                                             to 2017 at interest rates of
                                             5.25%-10.5%)                                       3,378,347
   *    Cash held by custodian             Cash                                                     2,534
                                                                                            --------------
                                                                                             $147,084,805
                                                                                            ==============

   * Represents a party-in-interest.
  ** Historical cost information is not required to be presented as all investments are participant-directed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      CACI $MART PLAN


Date:   June 30, 2003                          By:    /s/ Patrick Stefl
                                                     --------------------------
                                                      Patrick Stefl
                                                      Senior Vice President,
                                                      Administrative Services
________________________________________________________________________________

                                  EXHIBIT INDEX

 Exhibit No.  Description
 -----------  ------------

     23.1     Consent of Deloitte & Touche LLP
     23.2     Consent of Ernst & Young LLP

      99      Section 906 Certifications